EXHIBIT 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FITBIT, INC.

ARTICLE FIRST

The name of the corporation is Fitbit, Inc. (the “Corporation”).

ARTICLE SECOND

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle. The name of the registered agent at such address is Corporation Service Company.

ARTICLE THIRD

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOURTH

The Corporation is authorized to issue one class of stock to be designated Common Stock. The total number of shares of Common Stock authorized to be issued is one thousand (1,000) shares with a par value of $0.001 per share.

ARTICLE FIFTH

[Reserved]

ARTICLE SIXTH

The Corporation is to have perpetual existence.

ARTICLE SEVENTH

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation, subject to the provisions of Article IX of the Bylaws of the Corporation.

ARTICLE EIGHTH

The number of directors that constitute the whole Board of Directors of the Corporation shall be determined in the manner specified in the Bylaws of the Corporation.

ARTICLE NINTH

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE TENTH

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE ELEVENTH

11.1 Limitation of Director’s Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as it may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for conduct as a director.

11.2 Indemnification of Corporate Agents. The Corporation may provide indemnification of, and advance related indemnification expenses to, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, such person’s testator or intestate is or was a director, officer, employee benefit plan fiduciary, or employee of the Corporation or any predecessor of the Corporation or serves or served at the request of the Corporation or any predecessor of the Corporation as a director, officer, agent, employee benefit plan fiduciary or employee of another corporation, partnership, limited liability company, joint venture, trust or other entity or enterprise.

11.3 Repeal or Modification. Neither any amendment or repeal of this Article Eleventh, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article Eleventh, shall eliminate or reduce the effect of this Article Eleventh in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article Eleventh, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.